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                             The Vantagepoint Funds
                           777 N. Capitol Street N.E.
                             Washington, D.C. 20002


March 1, 2002

BY EDGAR

EDGAR Operations Branch
Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20459

RE: The Vantagepoint Funds  File Nos. 333-60789 and 811-08941

To Whom It May Concern:

On behalf of The Vantagepoint Funds (the Funds), we are requesting, pursuant to Rule 477(a) of the Securities Act of 1933, that the submission made of behalf of the Funds as Form Type 485BPOS (Accession # 0000950133-02-00076) on February 28, 2002 be withdrawn as it was inadvertently filed under the wrong submission type. We immediately refiled the registration statement as a Form Type 485APOS (Accession # 950133-02-000758) upon discovery of this mistake.

Please do not hesitate to contact me at 202-962-4621 if you have any questions or comments.

Sincerely,



/S/ Paul F. Gallagher

Paul F. Gallagher
Secretary and General Counsel
The Vantagepoint Funds